Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Six Months Ended June 30
	2008	2007
Earnings:
Pretax income excluding income or loss from equity investments	$247,071	$69,278
Adjustments:
Fixed charges	45,465	47,553
Distributed income from equity investments	930	997
Capitalized interest, net of amortization	(3,183)	(10,410)
Arch Western Resources, LLC dividends on preferred membership interest	(61)	(50)

Total earnings	$290,222	$107,368

Fixed charges:
Interest expense	39,209	$35,991
Capitalized interest	5,048	10,570
Arch Western Resources, LLC dividends on preferred membership interest	61	50
Portions of rent which represent an interest factor 3	1,147	942

Total fixed charges	45,465	$47,553

Preferred stock dividends	18	44

Total fixed charges and preferred stock dividends	$45,483	$47,597

Ratio of earnings to combined fixed charges and preference dividends	6.38x	2.26x